Exhibit 1

                       AMENDMENT TO RIGHTS AGREEMENT

          Amendment No. 1, dated as of August 2, 1998, to the Rights Agreement, dated as of December 9, 1996 (the "Rights Agreement"), by and between Albertson's, Inc. (the "Company") and ChaseMellon Shareholder Services, L.L.C. (the "Rights Agent").

          WHEREAS, in connection with the execution of an Agreement and Plan of Merger, dated as of the date hereof, between the Company, Abacus Holdings, Inc. and American Stores Company ("ASC"), the Company is granting to ASC, pursuant to a Stock Option Agreement, dated as of the date hereof, between the Company and ASC, an option (the "Option") to purchase, under certain circumstances, up to a number of shares of Common Stock, par value $1.00 per share, of the Company ("Common Stock"), equal to 19.9% of the outstanding shares of Common Stock of the Company.

          NOW, THEREFORE, the parties hereby agree as follows:

          Section 1(d) of the Rights Agreement is hereby amended by adding after the last sentence thereof: "Notwithstanding the foregoing, ASC shall not be deemed to be the "Beneficial Owner" of, or to "beneficially own," the shares of Common Stock for which the Option is exercisable, and ASC shall not be deemed to be an Acquiring Person by reason of its holding of the Option or any shares of Common Stock acquired pursuant to the exercise thereof."


Attest:                                 Albertson's, Inc.



By: /s/ Kaye L. O'Riordan               By: /s/ Gary G. Michael
    Kaye L. O'Riordan                   Gary G. Michael
    Corporate Secretary                 Chairman of the Board and
                                        Chief Executive Officer

Attest:                                 ChaseMellon Shareholder
                                          Services, L.L.C.



By: /s/ Patricia D. Dedrick             By: /s/ Asa Drew
Name:  Patricia D. Dedrick              Name:  Asa Drew
Title: Assistant Vice President         Title: Assistant Vice President